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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2014
Washington, DC
124

SEC FILE NUMBER
8- 69111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/15/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commenda Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crowne Pointe Parkway, Suite 950
(No. and Street)

Atlanta	Georgia	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Teszler　　(770) 891-0808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	Georgia	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Teszler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commenda Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KYLE J MILLER
Notary Public
Dekalb County
State of Georgia
My Commission Expires Mar 23, 2014

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on internal accounting structure required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMENDA SECURITIES, LLC

(A Georgia LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Commenda Securities, LLC
Atlanta, Georgia

Report on The Financial Statements
We have audited the accompanying Statement of Financial Condition of Commenda Securities, LLC (a single member limited liability company) as of December 31, 2013, and the related Statement of Operations and Changes in Member's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commenda Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1 and 2 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
January 31, 2014

COMMENDA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2013
ASSETS		
Cash & Cash Equivalents	$	13,235
Prepaid Expenses		1,137
TOTAL ASSETS	$	14,372
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable	$	5,250
Due to Related Parties (Note 2)		1,054
TOTAL LIABILITIES		6,304
MEMBER'S EQUITY (EXHIBIT C)		
Member's Equity		8,068
TOTAL MEMBER'S EQUITY		8,068
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,372

The Accompanying Notes are an Integral Part of these Financial Statements

COMMENDA SECURITIES, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2013
REVENUE	$ -
COSTS AND EXPENSES	
Floor Brokerage, Exchange and Clearing Fees	14,789
Occupancy	1,875
Communications & Data Processing	1,126
Other Expenses	6,509
Total Costs and Expenses	24,299
NET (LOSS)	$ (24,299)

COMMENDA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

Exhibit C

	Commenda Capital, LLC
BALANCE - January 1, 2013	$ 8,853
Capital Contributed	23,514
Net Loss	(24,299)
Withdrawals	-
BALANCE - December 31, 2013	$ 8,068

The Accompanying Notes are an Integral Part of these Financial Statements.

COMMENDA SECURITIES, LLC
STATEMENT OF CASH FLOWS

Exhibit D

	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (24,299)
Adjustments to Reconcile Net Profit to Net Cash (Used) in Operating Activities:	
(Increase) Decrease in Operating Assets:	
Prepaid Expenses	(739)
Increase (Decrease) in Operating Liabilities:	
Accrued Expenses	6,304
NET CASH (USED) BY OPERATING ACTIVITIES	(18,734)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	23,514
NET CASH PROVIDED BY FINANCING ACTIVITIES	23,514
INCREASE IN CASH AND CASH EQUIVALENTS	4,780
CASH AT BEGINNING OF YEAR	8,455
CASH AT END OF YEAR	$ 13,235

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2013

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	8,068
LESS NON-ALLOWABLE ASSETS		
Prepaid Expenses		1,137
Subtotal Non Allowable Assets		1,137
Less: Haircut on Other Securities -		-
NET CAPITAL	$	6,930
AGGREGATE INDEBTEDNESS		
Due to Affiliate	$	1,054
Accrued Liabilities		5,250
TOTAL AGGREGATE INDEBTEDNESS	$	6,304
RATIO – Aggregate Indebtedness to Net Capital	$	0.90965
BASIS NET CAPITAL REQUIREMENT		
Net Capital (above)	$	6,930
Minimum Net Capital Requirement (See note A below) ($6,304 x 6 2/3% = $420)		5,000
EXCESS NET CAPITAL	$	1,930

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

No material differences were noted from the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2013

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts,each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer).

The Company was in compliance with the conditions of the exemption during the year ended December 31, 2013.

The Company had no liabilities subordinated to the claims of creditors during 2013.

COMMENDA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed May 10, 2012 and was approved by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) on May 15, 2013, for the purpose of operating as a broker-dealer of securities. The Company is registered with the SEC and regulated by FINRA and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for its customers. The Company provides independent investment banking activities. Services include mergers and acquisitions and fairness opinions. The Company also provides private placement activity as an underwriter or selling group participant. Private placements will be done pursuant to Regulation D and may be a 504, 505, or 506 offering primarily in the real estate, automotive, business process, consumer product and distribution, education, energy, financial services, healthcare, medical, pharmaceutical and industrial development industries.

B. The accompanying financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes and accelerated methods for tax. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Fee income and the related expense are recorded as services are provided.

E. Cash and cash equivalents include cash on hand, money market accounts and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

F. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income Tax: Income taxes have not been provided because the member elected to be treated as a disregarded entity for income tax purposes as provided in Treasury Regulations Section 301.7701-3. As such, the income or loss and credits are passed to the member and combined with other personal income and deductions to determine taxable income on their individual tax returns.

The Company has adopted the provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

H. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through January 31, 2014, the date in which the financial statements were available to be issued.

2. RELATED PARTY TRANSACTONS

On May 15, 2013 the Company entered into an expense sharing agreement with an affiliated company (the "affiliate"), that is owned by the Member. According to the terms of the agreement, the Company reimburses the affiliate for a portion of it's overhead expenses including rent, accounting, computer and internet and telephone. During the year ending December 31, 2013, the Company incurred costs to the affiliate of $3,750 under this agreement. The Company has a payable to affiliate of $1,054 at December 31, 2013.

3. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 8 to 1. At December 31, 2013, the Company had net capital of $6,930, which was $1,930 in excess of its required net of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.90965 to 1 at December 31, 2013.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Member
Commenda Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Commenda Securities, LLC, as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration on internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, PC
Marietta, Georgia
January 31, 2014